FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-11130

ALCATEL

(Translation of registrant’s name into English)

54, rue La Boétie
75008 Paris – France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Signature
Alcatel reports fourth quarter and full year 2004 results

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3rd, 2005	ALCATEL

	By:	/s/ Jean-Pascal Beaufret

Jean-Pascal Beaufret Chief Financial Officer

Press release

Alcatel reports fourth quarter and full year 2004 results
Confirmation of return to growth and profit

Fourth quarter highlights:

•	Sales up 10.7% yoy at Euro 3,812 million (13.4% at constant exchange rate)

•	Income from operations at Euro 393 million, a 10.3% operating margin

•	Net income pre-goodwill at Euro 139 million

•	Net cash position at Euro 752 million

Full year highlights:

•	Sales up 5.7% at Euro 12,265 million (9.5% at constant exchange rate)

•	Income from operations at Euro 978 million, a 8.0% operating margin

•	Net income pre-goodwill at Euro 689 million

Note:	All historical results are restated for optical fiber, mobile handsets, and power systems, which are accounted for as “discontinued operations”.

Paris, February 3, 2005 – Alcatel’s Board of Directors (Paris: CGEP.PA and NYSE: ALA) reviewed and approved fourth quarter and full year 2004 results. Fourth quarter sales were up by 10.7% at Euro 3,812 million compared with Euro 3,443 million (up 13.4% at constant exchange rate) in the same period last year. The gross margin was 34.4%. Income from operations amounted to Euro 393 million, a 10.3% operating return on sales. Net income pre goodwill for the quarter was registered at Euro 139 million or diluted Euro 0.10 per share (USD 0.14 per ADS) and net income after goodwill at Euro 40 million or diluted Euro 0.03 per share (USD 0.04 per ADS).

For full year 2004, sales amounted to Euro 12,265 million, a 5.7% increase compared to 2003. At a constant exchange rate, yearly sales increased by 9.5%. The gross margin for full year 2004 was 37.3%. Income from operations was registered at Euro 978 million, an 8.0% return on sales. Net income pre goodwill amounted to Euro 689 million or diluted Euro 0.51 per share (USD 0.68 per ADS) and net income after goodwill amounted to Euro 281 million or diluted Euro 0.21 per share (USD 0.28 per ADS).

Key Figures	Fourth Qtr	Third Qtr	Fourth Qtr	Third Qtr	Fourth Qtr
In Euro million except for EPS	2004	2004	2003	2004	2003
		restated	restated	as published	as published
Profit & Loss
Net Sales	3,812	3,009	3,443	3,044	3,765
Income from Operations	393	270	334	271	331
Net Income pre-Goodwill	139	187	(314)	187	(314)
EPS Diluted Pre-Goodwill (in Euro)	0.10	0.14	(0.23)	0.14	(0.23)
E/ADS* Pre-Goodwill (In USD)	0.14	0.19	(0.31)	0.19	(0.31)

Key Figures	Fourth Qtr	Third Qtr	Fourth Qtr	Third Qtr	Fourth Qtr
In Euro million except for EPS	2004	2004	2003	2004	2003
		restated	restated	as published	as published
Net Income	40	84	(524)	84	(524)
EPS Diluted (in Euro)	0.03	0.06	(0.39)	0.06	(0.39)
E/ADS* (In USD)	0.04	0.08	(0.53)	0.08	(0.53)
Number of shares (billion)	1.36	1.36	1.34	1.36	1.34

Key Figures	Full Year	Full Year	Full Year
In Euro million except for EPS	2004	2003	2003
		restated	as published
Profit & Loss
Net Sales	12,265	11,606	12,513
Income from Operations	978	449	332
Net Income pre-Goodwill	689	(1,377)	(1,366)
EPS Diluted Pre-goodwill (in Euro)	0.51	(1.03)	(1.03)
E/ADS* Pre-Goodwill (in USD)	0.68	(1.39)	(1.39)
Net Income	281	(1,944)	(1,944)
EPS Diluted (in Euro)	0.21	(1.46)	(1.46)
E/ADS* (in USD)	0.28	(1.97)	(1.97)
Number of shares (billion)	1.36	1.33	1.33

*	E/ADS has been calculated using the US Federal Reserve Bank of New York noon euro/dollar buying rate of USD1.35 as of December 31, 2004.

Serge Tchuruk, Chairman and CEO, summarized the Board’s observations:

“2004 has been characterized by a strong turnaround at Alcatel in both sales and profits. While carrier markets showed a modest recovery, Alcatel’s sales increased by close to 10% at a constant Euro/USD exchange rate. In spite of very competitive market conditions our operating income came close to the one billion Euro mark, which is twice last year’s performance. A positive free cash flow has been registered in both the fourth quarter and full year, even after financing restructuring programs.

We are confident that Alcatel is on the right track. We have maintained an aggressive strategy in developing or acquiring disruptive technologies, like the mobile NGN from Spatial Wireless, and are now getting the benefits of our applications and solutions approach. We are quite encouraged by the 50% revenue increase in 2004 in fixed/mobile applications and by major successes in end-to-end solutions integration such as triple play.

An aggressive strategy has also been followed in establishing footprints in certain high potential markets of the emerging world, accepting temporary losses as an investment for future growth. The gross margin of the fourth quarter was particularly impacted but we nevertheless reached our goal of a double digit operating margin in that quarter under adverse currency conditions.

We will maintain our strategic direction in 2005, closely monitoring our operations in order to reach our priority target, which is a 10% operating margin. In that regard, even if market conditions are likely to stay very competitive, we are confident that the required selective commercial strategy will leave room for revenue growth, given the positioning of our product offering and our momentum in the market place. Considering this operating margin target and the 5% reduction expected in comparable fixed expenses, we will maintain some flexibility in the gross margin, permitting investment in new markets or new technologies as required. After the execution of reserved restructuring plans, new restructuring costs are now expected to be brought down to about 1% of sales in 2005 and to be entirely financed by capital gains.

In terms of business trends, we expect a positive inflection in fixed communications by mid-year, with our sales fuelled by the triple play momentum, a continuation of our growth in mobile communications, due to our good positioning in emerging markets, and significant progress to be achieved in vertical markets for our private communications group”.

Outlook

“We anticipate a low to mid single digit growth rate in sales yoy for the first quarter as well as for the full year 2005. Earnings per share (pre-goodwill) should grow double digit for the full year beginning with a positive EPS pre-goodwill in the seasonally low first quarter.

*	*	*	*	*	*	*

Note:	The above guidance is based on French GAAP. Restated accounts in IFRS will be published end March at which time guidance will be adjusted as appropriate.

*	*	*	*	*	*	*

Segment Breakdown	Fourth Qtr	Third Qtr	Fourth Qtr	Full Year	Full Year
In Euro million	2004	2004	2003	2004	2003
		restated	restated		restated
Sales
Fixed Communications	1,533	1,209	1,558	5,131	5,364
Mobile Communications	1,076	894	846	3,301	2,929
Private Communications	1,236	935	1,103	3,965	3,627
Other & Eliminations	(33)	(29)	(64)	(132)	(314)

Total	3,812	3,009	3,443	12,265	11,606

Income from Operations
Fixed Communications	149	118	143	429	155
Mobile Communications	139	103	124	401	315
Private Communications	97	68	95	235	123
Other & Eliminations	8	(19)	(28)	(87)	(144)

Total	393	270	334	978	449

Note:	The following comments are based on year on year comparisons.

Fourth Quarter Business Update

Fixed communications

Fourth quarter revenues decreased by 1.6% to Euro 1,533 million from Euro 1,558 million in the same period last year. Optical networks registered a significant increase due to growth in optical multi-service networks with good traction coming from new products such as metro core cross connects. The access business was down due to a continued softness in North America with the carriers’ transition to new triple play technologies, and to some timing delays in Chinese operators’ decision to deploy equipment. DSL volume shipments were registered at 4.8 million, bringing the cumulative total for the year to 19.6 million, a 24% increase over 2003. The data business registered a strong performance in the quarter with continued strength in MSWAN, driven by broadband aggregation, and with a good ramp-up in IP service routers. Fifteen new wins were registered during the quarter for the IP multi-service edge router solution, including significant wins in North America and China, bringing the full year cumulative total to 56 customers. The traditional voice switching business decline was somewhat offset by maintenance services and revenue recognition from NGN replacement business. Twenty new customers were added during the fourth quarter for the NGN product portfolio, bringing the cumulative total to 85 customers. Video solutions registered a strong quarter with revenue coming from Taiwan, Russia, and various countries in Western Europe.

Income from operations amounted to Euro 149 million, representing a 9.7% return on sales, with significant contribution across the board and continuing strong performance from the optics and IP divisions, compared to losses in the same period last year.

Mobile communications

Fourth quarter revenue increased by 27.2% to Euro 1,076 million from Euro 846 million in the same period last year. Continued strong growth was registered in emerging markets, with revenue coming from Russia, Brazil, Algeria, Nigeria, and Thailand. In 3G, Alcatel was selected for a new network in The Netherlands and a network extension in Austria while commercial services were launched in France. An increase in revenues was registered in the mobile core business driven by NGN solutions with strong deliveries in North America and packet core offerings in Western Europe, Russia, and China. Mobile applications also registered an increase, in particular, converged voice/data and prepaid/postpaid payment solutions, bringing the overall customer base to over 150. Video streaming solutions were successfully deployed in China, Latin America and 3G video services were deployed and commercially launched in Europe. Key strategic developments for the quarter included the completion of the Spatial Wireless acquisition, strengthening mobile core solutions.

Income from operations amounted to Euro 139 million, representing a 12.9% return on sales, with double digit margins maintained despite the intense competitive pricing environment.

Private communications

Fourth quarter revenue increased by 12.1% to Euro 1,236 million compared with Euro 1,103 million in the same period last year. The IP telephony business in Enterprise, representing one-third of the enterprise voice shipments, once again registered a strong performance in Europe. Business in Asia, in particular China, gained momentum due to high-end customer demand for a wide array of voice services. Genesys continued its strong performance, particularly in the US, moving more and more into large accounts as a result of strategic partnerships. Leveraging its ETCS (European Transport Control System) technology, rail communications grew its main line revenue, particularly in Spain, in addition to increasing its sales in the UK urban sector. Space sales resulted from a strong order backlog, particularly in the commercial space segment. The growth of network end to end integration and services activity was primarily driven by the increasing business in the vertical markets of transport and energy.

Income from operations amounted to Euro 97 million, representing a 7.8% return on sales. Significant contributions came from enterprise and rail communication solutions.

*	*	*	*	*	*	*

The Board of Directors will propose to the Annual Shareholders Meeting to continue not to pay any dividends to shareholders for 2004.

*	*	*	*	*	*	*

Alcatel will host an audio webcast at 1:00 p.m. Paris time (12:00 p.m. London and 7:00 a.m. New York), which can be accessed at http://www.alcatel.com/4q2004/ or http://www.alcatel.fr/4q2004.

Fourth quarter 2004 results (historical results restated)

PROFIT AND LOSS STATEMENT:

•	Net Sales: Euro 3,812 million vs. Euro 3,443 million Q4 03 (up 10.7%) and vs. Euro 3,009 million sequentially (up 26.7%).

•	Geographical distribution of sales:

W. Europe:	45%
Other Europe:	7%
North America:	11%
Asia:	14%
RoW:	23%

•	Gross margin: 34.4% (36.0% for Q4 2003).

•	Selling, general and administration (“SG&A”) costs : Euro (494) million (13.0% of sales).

•	Research and development (“R&D”) expenses: Euro (424) million (11.1% of sales).

•	Income (loss) from operations: Euro 393 million

•	Earnings before tax and amortization of goodwill: Euro 218 million and included :

•	Interest paid on convertible bonds Euro (11) million

•	Net financial loss of Euro (45) million

•	Restructuring costs of Euro (159) million

•	Net other revenue/(expenses) of Euro 40 million

•	Net Income Pre-Goodwill : Euro 139 million

•	Net Income : Euro 40 million and included a related tax charge of Euro (40) million, share in net income of equity affiliates and discontinued activities of Euro (19) million, goodwill amortization of Euro (99) million, and minority interests of Euro (20) million.

•	Diluted EPS : Euro 0.03 [USD0.04 per ADS] based on an average of 1.36 billion shares.

BALANCE SHEET ITEMS:

•	Operating working capital : Euro 612 million

•	Cash and equivalents: Euro 5,111 million, compared to Euro 6,269 million at the end of Q4 2003 .

•	Net Cash: Euro 752 million.

•	Cash from operations: Euro 392 million for the fourth quarter

Full year 2004 results (historical results restated)

PROFIT AND LOSS STATEMENT:

•	Net Sales: Euro 12,265 million vs. Euro 11,606 million in 2003 (up 5.7%)

•	Geographical distribution of sales:

W. Europe:	42%
Other Europe:	7%
North America:	15%
Asia:	15%
RoW:	21%

•	Gross margin: 37.3% (35.4% for 2003).

•	Selling, general and administration (“SG&A”) costs : Euro (2,010) million (16.4% of sales).

•	Research and development (“R&D”) expenses: Euro (1,587) million (12.9% of sales).

•	Income (loss) from operations: Euro 978 million

•	Earnings before tax and amortization of goodwill: Euro 862 million and included :

•	Interest paid on convertible bonds Euro (44) million

•	Net financial loss of Euro (132) million

•	Restructuring costs of Euro (304) million

•	Net other revenue/(expenses) of Euro 364 million

•	Net Income Pre-Goodwill : Euro 689 million

•	Net Income : Euro 281 million and included a related tax charge of Euro (9) million, share in net income of equity affiliates and discontinued activities of Euro (97) million, goodwill amortization of Euro (408) million, and minority interests of Euro (66) million.

•	Diluted EPS : Euro 0.21 [USD0.28 per ADS] based on an average of 1.36 billion shares.

BALANCE SHEET ITEMS:

•	Operating working capital : Euro 612 million

•	Cash and equivalents: Euro 5,111 million, compared to Euro 6,269 million at the end of 2003 .

•	Net Cash: Euro 752 million.

•	Cash from operations: Euro 944 million

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or to their employees. Alcatel leverages its leading position in fixed and mobile broadband networks, applications and services to bring value to its customers in the framework of a broadband world. With sales of EURO 12.3 billion in 2004, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to (i) Alcatel’s performance in future periods, including without limitation, with respect to first quarter and full year 2005 revenue, income from operations and EPS (ii) the benefits to Alcatel in 2005 from its restructuring efforts and (iii) continued growth of Alcatel’s market share. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether Alcatel can continue to implement its cost cutting and restructuring efforts and whether these efforts will achieve their expected benefits, including contributing to improved net income, among other benefits; the economic situation in general (including exchange rate fluctuations), and uncertainties in Alcatel’s customers’ businesses in particular; customer demand for Alcatel’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry and general domestic and international economic conditions; and the impact of each of these factors on expected sale increases and realization of positive net income. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel :+ 33 (0)1 40 76 11 79	aurelie.boutin@alcatel.com
Régine Coqueran / HQ	Tel :+ 33 (0)1 40 76 49 24	regine.coqueran@alcatel.com

Alcatel Investor Relations To be Updated
Pascal Bantégnie	Tel : +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Maria Alcon	Tel : +33 (0)1 40 76 15 17	maria.alcon@alaactel.com
Nicolas Leyssieux	Tel : +33 (0)1 40 76 37 32	nicolas.leyssieux@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	charlotte.Laurent-ottomane@alcatel.com

Upcoming Events/Announcements

April 28, 2005	First Quarter Earnings Release
May 20, 2005	Annual Shareholders’ Meeting
July 28, 2005	Second Quarter Earnings Release
October 27, 2005	Third Quarter Earnings Release